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                                 UNITED STATES                  SEC File Number
                      SECURITIES AND EXCHANGE COMMISSION             0-15476
                             Washington, D.C. 20549

                                   FORM 12b-25

                       NOTIFICATION OF LATE FILING
   [ ] Form 10-K  [ ] Form 10-F  [ ] Form 11-K  [X] Form 10Q  [ ] Form N-SAR

For Period Ended:       March 31, 2002
                       (   )    Transition Report on Form 10-K
                       (   )    Transition Report on Form 20-F
                       (   )    Transition Report on Form 11-K
                       (   )    Transition Report on Form 10-Q
                       (   )    Transition Report on Form N-SAR

                      For the Transition Period Ended:________________________

     Nothing in the form shall be construed to imply that the Commission has
                   Verified any information contained herein.
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      If the notification relates to a portion of the filing checked above,
            Identify the Item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION

ZAXIS INTERNATIONAL INC
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Full Name of Registrant

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Former Name if Applicable

1890 Georgetown Road
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Address of Principal Executive Office (STREET AND NUMBER)

Hudson, OH  44236
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City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

      -     (a)   The reasons described in reasonable detail in Part II of this form could not be eliminated without unreasonable effort or expense;

      x     (b)   The subject annual report, semi-annual report, transition
            report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      -     (c)   The accountant's statement or other exhibit required by Rule
            12b-25(c) has been attached if applicable.





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     PART III - NARRATIVE

     State below in reasonable detail the reason why the Form 10-K and 10-KSB, 11-K, 20-F, 10-Q, and 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed with the prescribed time period.

     Zaxis International Inc. (the "Company") is unable to timely file its Form 10-QSB for the quarter ended March 31, 2002 because the Company's payments to its Independent Auditors are in arrears and, therefore have not yet performed a timely quarterly review. Zaxis International Inc. intends to file its Form 10-Q on or before May 20, 2002.


     PART IV - OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

                Mr. Leonard Tannen        (330)               650-0444
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                      (Name)            (Area Code)       (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no identify report (s). ( x ) Yes ( ) No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
          (  ) Yes ( x ) No

          If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reason why a reasonable estimate of the results cannot be made:

          Zaxis International Inc.
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          (Name of Registrant as Specified in Charter)
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          has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

           Date May 15, 2002          By  /s/ Leonard P. Tannen
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                                          President and Chief Executive Officer